Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-148248
March 11, 2009
Export Development Canada / Exportation et développement Canada (“EDC”)
U.S. $1,500,000,000 2.375% United States Dollar Bonds due 2012
Final Term Sheet

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	2.375% United States Dollar Bonds due March 19, 2012

Ratings:	AAA/Aaa/AAA (S&P, Moodys, DBRS)

Format:	SEC Registered

Size:	$1,500,000,000

Trade Date:	March 11, 2009

Settlement Date:	March 19, 2009

Maturity Date:	March 19, 2012

Callable:	No, unless any change in the laws or regulations of Canada that would require the payment by EDC of additional amounts on the bonds

Interest Payment Dates:	March 19 and September 19

First Interest Payment Date:	September 19, 2009

Benchmark Treasury:	UST 1.375% due March 15, 2012

Benchmark Treasury Yield:	1.458%

Spread to Benchmark
Treasury:	+99.6 bps

Yield to Maturity:	2.454%

Coupon:	2.375%

Price:	99.773%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Luxembourg Euro MTF Market

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada

Governing Law:	Province of Ontario / Canada

Business Days:	New York, London, Toronto

Representatives:	Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. International plc and The Toronto-Dominion Bank

Co-managers:	BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
CIBC World Markets Corp.
Credit Suisse Securities (Europe) Limited
Deutsche Bank Securities Inc.
J.P. Morgan Securities Ltd.
Mizuho International plc
RBC Capital Markets Corporation
Scotia Capital (USA) Inc.
UBS Limited

Billing and Delivering:	HSBC Securities (USA) Inc.

Cusip # ISIN #:	CUSIP: 30216B BQ4 ISIN: US30216BBQ41

Reference Document:	Prospectus Supplement subject to completion, dated March 11, 2009; Prospectus dated January 15, 2008;

http://idea.sec.gov/Archives/edgar/data/276328/000120621209000046/m42628e424b2.htm

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407 for Citigroup Global Markets Inc., 1-866-811-8049 for HSBC Securities (USA) Inc., 1-866-718-1649 for Morgan Stanley & Co. International plc and 1-800-263-5292 for The Toronto-Dominion Bank.